cyc 8/15/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/10__ AND ENDING __12/31/10__
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Capital Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green ~~Hooker~~ Hasson & Janks, LLP

(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its posses

11023048

KW 9/12

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



8-47891
12/31/10
Y

GRIFFIN CAPITAL SECURITIES, INC.

REPORT ON APPLYING
AGREED-UPON PROCEDURES

JUNE 14, 2011

Green
Hasson
Janks

GRIFFIN CAPITAL SECURITIES, INC.

REPORT ON APPLYING
AGREED-UPON PROCEDURES

JUNE 14, 2011

GRIFFIN CAPITAL SECURITIES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES

JUNE 14, 2011

CONTENTS

Page

Green Hasson Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors
Griffin Capital Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Griffin Capital Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Griffin Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Griffin Capital Securities, Inc.'s management is responsible for the Griffin Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences - not applicable

We were not engaged to, an did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

June 14, 2011
Los Angeles, California

An independent member of HLB International, a worldwide network of accounting firms and business advisors.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

DEC 2 ~~9 2010~~ **SIPC-7**

(33-REV 7/10)

For the fiscal year ended _December 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047891   FINRA   DEC
GRIFFIN CAPITAL SECURITIES INC   20*20
2121 ROSECRANS AVE STE 3321
EL SEGUNDO CA 90245-4767

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __3,861__

   B. Less payment made with SIPC-6 filed (exclude interest) (__1,587__)
       __11|23|10__
       Date Paid

   C. Less prior overpayment applied (__—__)

   D. Assessment balance due or (overpayment) __2,274__

   E. Interest computed on late payment (see instruction E) for __85__ days at 20% per annum __106__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __2,380__

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __2,380__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Griffin Capital Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _26_ day of _May_, 20 _11_ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1 | 1__, 20 _10_
and ending __12 | 31__, 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,544,327__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

        Total additions   —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __—__

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __—__

    Enter the greater of line (i) or (ii)   —

    Total deductions   —

2d. SIPC Net Operating Revenues $ __1,544,327__

2e. General Assessment @ .0025 $ __3,861__

(to page 1, line 2.A.)

2

Green Hasson Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com

An independent member of HLB International,
a worldwide network of accounting firms
and business advisors.